MAXI GROUP, INC.

                                MAXI Group, Inc.
                                 17 State Street
                            New York, New York 10004
                    Attn: Colorado Stark, Executive Chairman

                                    ---------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

         This Information Statement is being mailed on or before February 22, 2005, to holders of record on February 16, 2005, of shares of common stock, $0.001 par value per share (the "Common Stock"), of MAXI Group, Inc, a Nevada corporation (the "Company"), in connection with an anticipated change in a majority of the members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission (the "SEC") thereunder.

         On February 16, 2005, the Company, Enigma Software Group, Inc., a Delaware corporation ("Enigma"), and the shareholders of Enigma identified therein (collectively, the "Shareholders") entered into a Share Exchange Agreement (the "Share Exchange Agreement"), pursuant to which the Shareholders exchanged all of their shares of the common stock of Enigma for an aggregate of 14,650,000 shares of the Company's Common Stock representing approximately 90.6% of the issued and outstanding shares of the Company on a fully-diluted basis, with the result being that Enigma has become a subsidiary of the Company with the Company owning approximately 96.98% of the issued and outstanding capital stock of Enigma.

         WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

         The consummation of the transactions described in the Share Exchange Agreement (the "Closing") resulted in a change in control of the Company. As a result, three current directors of the Company will resign, and persons designated by Enigma Software Group, Inc. ("Enigma") will be appointed as the new directors of the Company.

         This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of the completion of the share exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

                      TERMS OF THE SHARE EXCHANGE AGREEMENT

         Under the terms of the Share Exchange Agreement: (i) the Company acquired approximately 96.98% of issued and outstanding capital stock of Enigma in exchange solely for the issuance in the aggregate of 14,650,000 shares of

MAXI's authorized but unissued Common Stock, which represents approximately 90.6% of the fully diluted ownership interests of MAXI, on the terms set forth below (the "Exchange"); (ii) certain shareholders of MAXI agreed to the cancellation of 97,633,798 shares of MAXI Common Stock; and (iii) the exchange qualified as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the "Act") and under the applicable securities laws of the state or jurisdiction where the Shareholders reside.

AGREEMENT OF DIRECTORS TO RESIGN

         In connection with entering into the Share Exchange Agreement, Matthew Evans, the Company's Chairman, Todd Stimpson, a director of the Company, and Kristen Evans, a director of the Company, each agreed to resign as directors of the Company and from all other offices that they hold with the Company. The resignation of Matthew Evans, Todd Stimpson and Kristen Evans, in their individual capacities as directors of the Company, will become effective following the tenth day after the mailing to the stockholders of the Company of this Information Statement.

                                    BUSINESS

         Information concerning the business of the Company and its results of operations and financial condition (including those of Enigma) are incorporated by reference to its report on Form 8-K, as filed with the SEC on February 18, 2005, and is available electronically on EDGAR at www.sec.gov.

                            DESCRIPTION OF SECURITIES

         The Company's authorized capital stock consists solely of 100,000,000 shares of common stock, par value $0.001 per share. As of the date of the Closing, the Company had outstanding 16,170,009 shares of common stock. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, the Company's Article's of Incorporation and Bylaws, copies of which are filed as exhibits to the Company's SEC reports.

COMMON STOCK

         Holders of shares of the Company's Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and preferential payments, if any. All of the outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to our Common Stock.



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


PREFERRED STOCK

         Currently there are no shares of preferred stock of the Company authorized. At present, the Company has no plans to authorize any preferred stock, issue any preferred stock or adopt any series, preferences or other classification of preferred stock.

DIVIDENDS

         Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

                      PRINCIPAL STOCKHOLDERS OF THE COMPANY

         The following tables set forth the beneficial ownership of the Company prior and immediately following the Closing:

STOCKHOLDINGS PRIOR TO AND FOLLOWING THE CLOSING

         The following table sets forth, (i) as of the date of this Information Statement, the stock ownership of each executive officer and director of the Company, all directors and executive officers as a group, and each person known by the Company to be a beneficial owner of more than five percent of its issued and outstanding Common Stock prior to the Closing of the acquisition, and (ii) the name and address of every person who, following the Closing, will be a director or executive officer of the Company, such directors and executive officers as a group, and other persons who will, to the Company's knowledge, own of record or beneficially more than five percent of its issued and outstanding Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.


Name and Address of Beneficial         Amount of Beneficial        Amount of Beneficial          Percentage of
Owner                                  Ownership Pre-Closing      Ownership Post-Closing       Class Post-Closing
------------------------------        -----------------------    ------------------------      ------------------
Colorado Stark                                     -                       6,056,872                   37.45%
c/o MAXI Group, Inc.
17 State Street
New York, NY  10004

Alvin Estevez                                      -                       5,995,129                   37.07%
 c/o MAXI Group, Inc.
17 State Street
New York, NY  10004

Richard M. Scarlata                                -                           -                         0%
c/o MAXI Group, Inc.
17 State Street
New York, NY  10004

Matthew Evans                                  88,372,375                      0                         0%



Name and Address of Beneficial         Amount of Beneficial        Amount of Beneficial          Percentage of
Owner                                  Ownership Pre-Closing      Ownership Post-Closing       Class Post-Closing
------------------------------        -----------------------    ------------------------      ------------------
Todd Stimpson                                      0                           0                         0%

Kristen Evans                                      0                           0                         0%

ALL BENEFICIAL OWNERS AND MANAGEMENT               0                      12,052,001                   74.53%



         The Company is not aware of any material proceeding to which any of the above identified persons is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the above identified persons has:

         (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and holders of 10% or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC. In October 2004, Ms. Evans and Mr. Stimpson were appointed to the board of directors of the Company. Ms. Evans and Mr. Stimpson did not file Forms 3 relating to their beneficial ownership until January 11, 2005.

         In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Closing, Messrs. Stark, Estevez and Scarlata each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Securities Exchange Act of 1934.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with the preparation of financial statements for the 2002 and 2003 fiscal years and the 9 month period ended September 30, 2004, Nobska Associates, LLC, a company of which Mr. Scarlata is a principal, was paid a fee of $23,850 and was reimbursed for out-of-pocket expenses totaling $292.50 for services rendered.

                            MANAGEMENT OF THE COMPANY

BOARD OF DIRECTORS AND MANAGEMENT PRIOR TO THE CLOSING

         The Company's Bylaws provide that it shall have a minimum of three directors on the Board at any time. Vacancies, other than for a removal without cause, are filled by a majority vote of the remaining directors then in office. The directors and executive officers immediately prior to the Closing are as follows:

         Name             Age                  Position
------------------     ---------      ---------------------------------
Matthew Evans             33          Director, CEO, CFO and Secretary
Todd Stimpson             32          Director
Kristen Evans             36          Director


         The above-named directors will serve as the directors until their resignations take effect ten days following the mailing of this Information Statement, at which time their successors will be appointed as described below.

         MATTHEW W. EVANS. Mr. Evans has been with the Company since 1999. Since that time he has been the Company's sole officer and a director of the Company. Mr. Evans works for the Company on a part time basis. Mr. Evans is employed as a City Planner with the city of Mapleton, Utah (September 2002 - Present). He was previously employed as a City Planner of Provo, Utah (April 1997 - September
2002) and Riverton, Utah (February 1995-April 1997). He received a Bachelor of Science Degree in Geography from Utah State University in Logan, Utah, with emphasis in Rural Planning and Urban Geography, and also received a certificate in Urban and Regional Planning from the University of Utah. Mr. Evans holds no other directorships in reporting companies.

         TODD STIMPSON. Mr. Stimpson has been with the Company since October 2004 and acted as a director of the Company prior to the closing of the Share Exchange Agreement. For the past five years, Mr. Stimpson's principal occupation has been as a self-employed architect. Mr. Stimpson holds no other directorships in reporting companies.

         KRISTEN EVANS. Ms. Evans has been with the Company since October 2004 and acted as a director of the Company prior to the closing of the Share Exchange Agreement. For the past five years, Ms. Evans has not been employed or involved in any significant business activities. Ms. Evans holds no other directorships in reporting companies.

         Following the Closing, the officers named above will have resigned as officers of the Company, and the new officers of the Company will be as set forth below. In addition, ten days after mailing this Information Statement, the Board of Directors of the Company will be comprised of Messrs. Stark and Estevez.

         During the year ended December 31, 2004, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required.

COMMITTEES OF THE BOARD OF DIRECTORS

         Currently, the Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Closing.

KEY EMPLOYEES

         Prior to the Closing, Matthew Evans was the only employee of the Company.

FAMILY RELATIONSHIPS

         Matthew Evans and Kristen Evans are married.

MANAGEMENT AND BOARD OF DIRECTORS AFTER THE CLOSING

         The following identifies each of the directors and executive officers of the Company who will take office at or after the Closing. Prior to the Closing, none of the directors to be appointed at or following the Closing were an officer or director of or held any position with the Company, nor were they known to own any shares of the Company's Common Stock.

                                                       Position(s) With
             Name                Age                     the Company
-----------------------        ------             ------------------------------
Colorado Stark                   33               Director, Executive Chairman
Alvin Estevez                    34               Director, President
Richard M. Scarlata              61               CFO


         COLORADO STARK. Mr. Stark is a co-founder of Enigma and has served as its Executive Chairman and a director of Enigma since 1999. Having worked in the investment banking industry for [the last] 12 years, Mr. Stark offers Enigma his experience in building successful, high growth enterprises. Mr. Stark also spent two years, from 2001 to 2003, as president of Brill Capital. Under His leadership Brill Capital financed innovative companies in the fields of Biotechnology and Communications.

         ALVIN ESTEVEZ. Mr. Estevez is currently the President of the Company. He is a co-founder of Enigma and served as President and a director of Enigma since 1999. Prior to co-founding Enigma, he worked at defense contractor Northrop Grumman, as well as with related subsidiaries and entities. Mr. Estevez brings to Enigma his background in network security, experience of managing large groups of technical personnel and the expertise of building enterprise level technology systems.

         RICHARD M. SCARLATA. Mr. Scarlata became CFO of the Company as of December 30, 2004. From 1999 until that date, Mr. Scarlata was self-employed as a consultant, providing financial, accounting and business advisory services to clients. Mr. Scarlata has been a CPA since 1970. At present, Mr. Scarlata also serves as an Adjunct Professor of Finance at Monroe College in The Bronx, NY.

         None of the above has received any compensation from the Company prior to the Closing, and as of the date of this Information Statement there have been no transactions between the Company and any of these persons other than as set forth herein.

INDEBTEDNESS OF MANAGEMENT

         None.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth information concerning all cash and non cash compensation awarded to, earned by or paid to all executive officers of Enigma who were serving as of December 31, 2004, for services in all capacities during the fiscal year ended December 31, 2004.

                                     ANNUAL COMPENSATION                               LONG-TERM COMPENSATION
                                     -------------------                               ----------------------
                                                                     Awards                    Payouts
                                                                     ------                    -------
                                                                                Securities                    All
                                                         Other     Restricted   Under-lying                  Other
Name and                                                Annual        Stock      Options/       LTIP        Compen-
Principal         Year        Salary        Bonus        Comp-       Awards        SARs        Payouts      sation
Position           (1)          ($)          ($)       ensation        ($)          (#)          ($)          ($)
--------------   ------      --------    ----------   ----------  ------------  -----------   ---------    ----------
Colorado          2004        87,769      1,100,000        0            0            0            0            0
Stark,
Executive
Chairman

Alvin             2004        87,769      1,100,000        0            0            0            0            0
Estevez,
President

Richard M.        2004           0            0            0            0            0            0            0
Scarlata, CFO


EMPLOYMENT AGREEMENTS

         Messrs. Stark and Estevez both have employment agreements with Enigma that extend until December 31, 2006. Mr. Scarlata has an employment agreement with Enigma that extends until December 31, 2007. A copy of each of their employment agreements was included as an Exhibit to the Form 8-K filed on February 18, 2005. The terms of those employment agreements shall govern the employment by the Company of Messrs. Stark, Estevez and Scarlata following the Closing.

                     OPTION/SARS GRANTS IN LAST FISCAL YEAR

         The following table sets forth the grant of stock options and stock appreciation rights (SARs) made during the year ended December 31, 2004, to the persons named in the Summary Compensation Table. No stock options were exercised in 2004 by those persons.

                             Number of       Percent of Total
                            Securities         Options/SARS        Exercise
                            Underlying          Granted to          of Base
                           Options/SARs        Employees in          Price       Expiration
Name                          Granted          Fiscal Year          ($/Sh)          Date
--------------------      --------------    ------------------    ----------    ------------
Colorado Stark                   0                  0                  0              0
Alvin Estevez                    0                  0                  0              0
Richard M. Scarlata              0                  0                  0              0


             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

         The following table sets forth information with respect to awards made to persons named in the Summary Compensation Table pursuant to a long-term incentive plan in the fiscal year ending December 31, 2004.

                                     Performance
                     Number of        or Other             Estimated Future Payouts Under Non-Stock
                   Shares, Units    Period Under                       Price-Based Plans
                      or Other      Maturation or      -------------------------------------------------
Name                   Rights          Payout            Threshold          Target            Maximum
---------------    -------------   ---------------     --------------   ---------------    -------------

Colorado Stark           0                0                  0                 0                 0

Alvin Estevez            0                0                  0                 0                 0

Richard M.               0                0                  0                 0                 0
Scarlata



COMPENSATION OF DIRECTORS

         All directors are reimbursed for out-of-pocket expenses in connection with attendance at board of director's and/or committee meetings, but are not otherwise compensated.

EMPLOYMENT AGREEMENTS

         There are no employment agreements with any of the Company's executive officers or directors other than Messrs. Stark, Estevez and Scarlata.

                                   LITIGATION

         There are currently no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which Enigma or the Company is a party or of which any of their property is the subject.

                             INDEMNIFICATION POLICY

         The Articles of Incorporation and the By-Laws of the Company do not currently contain provisions requiring the indemnification of its directors or officers. Section 78.7502 of the Nevada Revised Statutes (the "NRS") permits a corporation to indemnify any officer, director, employee, or agent, who is, was, or is threatened to be made a party to any action, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was an officer, director, employee, or agent, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, he had no reasonable cause to believe that his conduct was unlawful. In the case in which a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of such action, the corporation must indemnify him for expenses, including attorneys fees, actually and reasonably incurred by him. In addition, pursuant to Section 78.7502 of the NRS, the Board of Directors may, in its discretion, direct the purchase of liability insurance.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                         NO STOCKHOLDER ACTION REQUIRED

         This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Exchange Agreement. NO VOTE OR OTHER ACTION IS BEING REQUESTED OF THE COMPANY'S STOCKHOLDERS. THIS INFORMATION STATEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY.

         This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

         On the tenth day following the mailing of this Information Statement to the Company's stockholders, the resignations of Messrs. Evans and Stimpson and of Ms. Evans will be effective and Messrs. Stark and Estevez will constitute the entire board of the directors of the Company. At such time the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

                                             The Board of Directors

February 18, 2005
New York, New York